July 1, 2009

VIA EDGAR

Mr. Christian Windsor

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

450 Fifth Street, N.W.

Washington, DC  20549

Re:          SEC Comment Letter dated June 26, 2009 regarding SCBT Financial

Corporation Form 10-K for Fiscal Year Ended December 31, 2008, Form

10-Q for Fiscal Quarter Ended March 31, 2009 and Form 8-K filed April 28, 2009

File No. 001-12669

Dear Mr. Windsor:

The purpose of this letter is to confirm a telephone conversation that Keith S. Rainwater, SVP and Assistant Controller, had with Babette Cooper, Staff Accountant, on June 30, 2009 during which he requested an extension of the time period to respond to the above referenced SEC comment letter.  He indicated to Ms. Cooper that we would like to have 30 days or until July 31, 2009 (extended from 10 business days) in order to give us sufficient time to research and respond thoroughly to the SEC’s comments during a time period in which we are closing the books and preparing the Company’s Form 10-Q for the quarterly period ended June 30, 2009.

We have begun the process of researching and responding to the comments and plan to have these filed before the requested extension period given the request by the SEC that future filings have these comments incorporated into our subsequent (future) SEC filings.

Ms. Cooper granted this extension of time verbally on June 30, 2009; on a limited basis given the need to have these comments incorporated into our future filings and requested that this extension be confirmed to you in writing.

Sincerely,

/s/ John C. Pollok
John C. Pollok
Senior Executive Vice President and
Chief Financial Officer